SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                            Goodrich Petroleum Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $0.20
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   382410 10 8
                    ---------------------------------------
                                 (CUSIP Number)



                              Dennis J. Block, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-5555
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 16, 1999
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box /X/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.

                                  SCHEDULE 13D

---------------------------------                -------------------------------
CUSIP NO.                                        PAGE 2 OF  4 PAGES
---------------------------------                -------------------------------


------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Patrick E. Malloy

------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)(a)/_/      (b)/X/

------ -------------------------------------------------------------------------
3      SEC USE ONLY

------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
       PF

------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)      /_/

------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

------------------- ------ -----------------------------------------------------
                    7      SOLE VOTING POWER
                           1,351,100

    NUMBER OF
                    ------ -----------------------------------------------------
      SHARES        8      SHARED VOTING POWER
   BENEFICIALLY            0
     OWNED BY
                    ------ -----------------------------------------------------
       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING              1,351,100
      PERSON
                    ------ -----------------------------------------------------
       WITH         10     SHARED DISPOSITIVE POWER
                           0
------------------- ------ -----------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,351,100

-------- -----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)  /_/

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          22. 07%

-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         IN
-------- -----------------------------------------------------------------------

                                                            PAGE 3 OF 4  PAGES


                                  SCHEDULE 13D
                                 AMENDMENT NO. 1


INTRODUCTION

        This Amendment No. 1 relates to the Schedule 13D originally filed on behalf of Patrick E. Malloy (the "Reporting Person") with the Securities and Exhange Commission on October 28, 1999. The text of Item 5 of the Schedule 13D is hereby amended as follows:

ITEM 5. INTEREST OF SECURITIES OF THE ISSUER.

        (a) According to the Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, as of November 12, 1999, the Corporation had issued and outstanding 5,341,995 shares of Common Stock. The Reporting Person is the beneficial owner of 1,351,100 shares of Common Stock or 22.07% of the outstanding Common Stock, consisting of (i) 571,100 shares of Common Stock, (ii) $1,200,000 of Goodrich Petroleum Company LLC Convertible Notes which are currently convertible into 300,000 shares of Common Stock, (iii) 150,000
Preferred Units of Goodrich Petroleum Company LLC which are currently convertible into 150,000 shares of Common Stock, and (iv) warrants to purchase 330,000 shares of Common Stock, which are currently exercisable.

        (b) The Reporting Person has the sole power to vote, or to direct the vote of, 1,351,100 shares of Common Stock and sole power to dispose of, or to direct the disposition of, 1,351,100 shares of Common Stock.

        (c) See attached Schedule A.









SIGNATURE.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 30, 1999.


                                               /s/  PATRICK E. MALLOY
                                               -------------------------
                                                   Patrick E. Malloy

                                  SCHEDULE 13D

---------------------------------                -------------------------------
CUSIP NO.                                        PAGE 4 OF 4 PAGES
---------------------------------                -------------------------------


SCHEDULE A

                Transactions in Shares of Common Stock since the
                 filing of the Schedule 13D on October 28, 1999.




                                                    Purchase        Price Per
                   Date         Number of Shares    or Sale (1)     Share (2)
                   ----         ----------------    -----------     ---------
  Patrick E
Molloy, III:

                   11/09/1999          3,200        Purchase         $3.00
                   11/10/1999          1,600        Purchase         $2.87
                   11/11/1999          3,200        Purchase         $2.87
                   11/12/1999          2,300        Purchase         $2.71
                   11/15/1999          3,200        Purchase         $2.87
                   11/16/1999         63,200        Purchase         $3.00
                   11/17/1999          3,200        Purchase         $2.92
                   11/18/1999            500        Purchase         $2.81
                   11/19/1999          3,200        Purchase         $2.87
                   11/22/1999         20,000        Purchase         $3.00
                   11/22/1999            700        Purchase        $2.9375
                                         ---

    Total                            106,300



 ----------------------------------
 (1) Open market transactions.

 (2) Excluding brokerage commissions.